Exhibit 12.2
Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Three Months Ended March 31,
2017
Earnings available for fixed charges, as defined:
Net income	$5,392
Tax expense based on income	3,253
Fixed charges	57,581
Earnings available for fixed charges, as defined	$66,226
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$55,137
Estimated interest cost within rental expense	920
Amortization of net debt premium, discount, and expenses	1,524
Total fixed charges, as defined	$57,581
Ratio of earnings to fixed charges	1.15
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$855
Adjustment to pretax basis	516
$1,371

Combined fixed charges and preferred stock dividend requirements	$58,952
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.12